ALICIA A. PERLA
312.807.4318
aperla@bellboyd.com

September 22, 2006

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C.  20549

Skyline Funds
1933 Act Registration No. 33-11755
1940 Act Registration No. 811-5022

Ladies and Gentlemen:

On behalf of Skyline Funds (the “Trust”), we enclose the following documents for filing pursuant to Rule 17g-1(g)(1) under the Investment Company Act of 1940:

1.                                       One copy of the Trust’s fidelity bond issued by Chubb (the “Bond”) covering the one-year period beginning August 31, 2006 (attached as Exhibit A), which was received by the Trust on September 14, 2006; and

2.                                       One copy of the resolutions adopted by the Trust’s board of trustees, including all of the trustees who are not “interested persons” of the Trust, approving the amount, type, form and coverage of the Bond (attached as Exhibit B).

The Bond was prepaid for a term of one year beginning August 31, 2006.

If you have any questions or require additional information, please do not hesitate to contact me at (312) 807-4318.

Very truly yours,

/s/ Alicia A. Perla
Alicia A. Perla

Copy (w/encl.) to Deanna Marotz